# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Volcon, Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-002135
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,594; sole dispositive power 0; shared dispositive power 26,594; aggregate amount beneficially owned 26,594 (4.99% of the class)
- Ryan M. Lane: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 26,594; sole dispositive power 0; shared dispositive power 26,594; aggregate amount beneficially owned 26,594 (4.99% of the class)
- Martin D. Hoe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 26,594; sole dispositive power 0; shared dispositive power 26,594; aggregate amount beneficially owned 26,594 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Volcon, Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120 Round Rock, TX 78665

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Common Stock, par value $0.00001 per share (the "Common Stock") of Volcon, Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held by the Empery Funds; and

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Address of principal business office or, if none, residence: 1 Rockefeller Plaza, Suite 1205 New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 533,008 shares of Common Stock outstanding as of June 24, 2025, as disclosed to the Reporting Persons by the Company.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Common Stock.
Percent of class: 4.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, Empery AM GP, LLC, its General Partner, By: Ryan M. Lane, its Managing Member (07/02/2025)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane, individually (07/02/2025)
- Martin D. Hoe: /s/ Martin D. Hoe, Martin D. Hoe, individually (07/02/2025)